SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 2)

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $.001 per share

(Title of Class of Securities)

40075T102

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T102	13D/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON PN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON PN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON PN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON CO

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON IN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON IN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,992,222*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,992,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON IN

*  See Item 5 hereto.

CUSIP No. 40075T102	13D/A	Page 9 of 16 Pages

Item 1.   Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”) relates to the voting common stock, par value $.001 per share (the “Voting Common Stock”), of Guaranty Bancorp, a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver, Colorado 80202.  This Amendment is being filed to report the execution of the Series A Convertible Preferred Stock Transaction Agreement (the “Transaction Agreement”) described in Item 6 below.

Item 2.	Identity and Background

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)  The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40075T102	13D/A	Page 10 of 16 Pages

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2009, the Patriot Funds, along with other investors, entered into an Investment Agreement with the Company, as described in Item 6 below (the “Investment Agreement”) to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Patriot Funds purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Patriot Funds.   In addition, since the issuance of the Series A Preferred Stock, the Patriot Funds have received 3,386 shares of Series A Preferred Stock pursuant to the payment of payment-in-kind (“PIK”) dividends.

Item 4.	Purpose of Transaction

The Series A Preferred Stock was acquired for investment purposes.

Except as set forth in this Amendment and in connection with the Investment Agreement and the Transaction Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Pursuant to the terms of the Investment Agreement, the Patriot Funds requested that W. Kirk Wycoff be nominated to serve as a director of the Company, and on August 11, 2009, the Company appointed W. Kirk Wycoff to serve as a director of the Company and until his successor is elected and qualified.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Amendment are based upon 53,232,485 outstanding shares of Voting Common Stock as of July 22, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2011, and 69,013 outstanding shares of Series A Preferred Stock, which, commencing as of August 11, 2011, are convertible at the sole discretion of each holder of Series A Preferred Stock into 38,340,555 shares of Voting Common Stock at the conversion price of $1.80 per share, subject to  possible adjustment of the conversion price as described in Item 6 below. In addition, the 69,013 outstanding shares of Series A Preferred Stock currently have the voting power equal to 34,506,500 shares of Voting Common Stock, based upon a conversion ratio for voting purposes only of $2.00 per share.

(a) - (b) Other than the 23,386 shares of Series A Preferred Stock, which are convertible into 12,992,222 shares of Voting Common Stock at the conversion price of $1.80 per share, subject to adjustment of the conversion price as described in Item 6 below (and currently have the voting power equal to 11,693,000 shares of Voting Common Stock, based upon a conversion ratio of $2.00 per share), no member of the Patriot Financial Group has acquired, and does not beneficially own, any shares of Voting Common Stock.

CUSIP No. 40075T102	13D/A	Page 11 of 16 Pages

The Patriot Funds possess shared voting and dispositive power over 12,992,222 shares of Voting Common Stock assuming conversion of the Series A Preferred Stock at $1.80 per share and, thus, beneficially own 12,992,222 shares, or 19.6% (assuming only the Patriot Funds have converted the shares of Series A Preferred Stock to Voting Common Stock), of the outstanding Voting Common Stock. However, for purposes of determining the Patriot Funds beneficial voting power and assuming the Patriot Funds exercised their conversion right, they would have Voting Power equal to 12,992,222 shares or 14.6% taking into account the voting power of the Series A Preferred Stock for all other holders thereof (assuming only the Patriot Funds have converted the shares of Series A Preferred Stock to Voting Common Stock).  The Patriot Funds currently have voting power equal to 11,693,000 shares, or 13.3% of the deemed outstanding Voting Common Stock, based upon a conversion ratio of $2.00 per share, without giving effect to the conversion of the Series A Preferred Stock owned by the Patriot Funds.

   Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 12,992,222 shares of Voting Common Stock assuming conversion of the Series A Preferred Stock at $1.80 per share, or 19.6%, of the outstanding Voting Common Stock.  Such percentage assumes only the Patriot Funds have converted their shares of series A Preferred Stock.  If all holders convert at $1.80 per share, the Patriot Funds would be deemed to beneficially own 14.2% of the outstanding Voting Common Stock.

(c)           Members of the Patriot Financial Group had no transactions in the Voting Common Stock (or securities convertible into Voting Common Stock) in the last 60 days.

(d)           Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2009, Guaranty Bancorp entered into an Investment Agreement (the “Investment Agreement”) with the Patriot Funds, Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Relational Funds”) and Castle Creek Capital Partners, III, LP (“Castle Creek Fund III”), pursuant to which the Company agreed to issue up to 60,000 shares of Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors became parties to the Investment Agreement (collectively with the Patriot Funds, the Relational Funds and Castle Creek Fund III, the “Investors”).  On August 11, 2009, the Patriot Funds and the other Investors which are parties to the Investment Agreement entered into Amendment No. 1 to the Investment Agreement.  On August 11, 2009, pursuant to the Investment Agreement, the Patriot Funds purchased 20,000 shares of Series A Preferred Stock for aggregate consideration of $20.0 million. On February 11, 2010, the parties entered into Amendment No. 2 to the Investment Agreement. On July 30, 2010, Castle Creek Fund III sold its shares of Series A Preferred Stock to Castle Creek Capital Partners, IV, LP (“Castle Creek Fund IV” and an “Investor”).

CUSIP No. 40075T102	13D/A	Page 12 of 16 Pages

The Series A Preferred Stock pays quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock on August 11, 2009 until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash. Since issuance, all dividends to date have been paid in additional shares of Series A Preferred Stock as referenced above in Item 3.

Under the terms of the Investment Agreement, each share of Series A Preferred Stock will automatically convert into shares of the Company’s Voting Common Stock on the fifth anniversary (August 11, 2014) of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of Voting Common Stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of the second anniversary of the date the Series A Preferred Stock is issued (i.e., August 11, 2011) or the occurrence of certain events resulting in the conversion, exchange or reclassification of the Voting Common Stock. Each share of Series A Preferred Stock is convertible into shares of Voting Common Stock at a conversion price of $1.80 per share, adjustable downward in increments of $0.04 (provided the maximum aggregate adjustment cannot exceed $0.30, resulting in a conversion price of $1.50 per share) in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

The holders of the Series A Preferred Stock vote together with the holders of Voting Common Stock as a single class on all matters upon which the holders of Voting Common Stock are entitled to vote. Each share of Series A Preferred Stock is entitled to such number of votes as the number of shares of Voting Common Stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only, at a conversion price of $2.00 per share. The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

Under the terms of the Investment Agreement, the Company prepared and filed a shelf registration statement with the Securities and Exchange Commission covering all shares of securities issuable upon the conversion of the Series A Preferred Stock. The Investors also have customary demand and piggyback registration rights.

Each of the Relational Funds and the Patriot Funds provided to the Company the same passivity commitments each such Investor was required to enter into with the Board of Governors of the Federal Reserve System (the “FRB”). These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Voting Common Stock in excess of the stockholding limitations described above or as may be imposed on said Investor to the extent the Investor was required to enter into a passivity commitment with the FRB.

CUSIP No. 40075T102	13D/A	Page 13 of 16 Pages

On July 27, 2011, the Company entered into the Transaction Agreement with the Patriot Funds, the Relational Funds and Castle Creek Fund IV (collectively, the “Principal Investors”) in connection with the early conversion of the Series A Preferred Stock (currently, as noted above, the Series A Preferred Stock is not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company will issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock will be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the Common Stock) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”). As a result of the Transaction, the holders of Series A Preferred Stock are expected to receive, in the aggregate, approximately 51,902,000 shares of Common Stock.

Currently, each of Castle Creek Fund IV and its affiliates, on the one hand, and the Relational Funds and their affiliates, on the other hand, have passivity commitments in place with the FRB, which, among other things, limit their right to acquire of the Voting Common Stock to 9.9% and 14.9% of the Company’s total outstanding Voting Common Stock.  Pursuant to the Transaction, if (i) the shares of Series A Preferred Stock held by each of Castle Creek Fund IV and the Relational Funds would represent upon conversion more than 9.9% and 14.9%, respectively, of the outstanding shares of Voting Common Stock after giving effect to such conversion and taking into consideration any shares of Voting Common Stock otherwise beneficially owned by such Principal Investor (the number of shares of Series A Preferred Stock representing shares of Voting Common Stock upon conversion in excess of such percentage, the “Excess Shares”) and (ii) any such Principal Investor has not received written confirmation from the FRB of its non-control determination as to such Investor’s post-conversion ownership of the Company’s Voting Common Stock, then such Excess Shares will be converted instead into an equivalent number of shares of Non-Voting Common Stock.  In such a case, the Company expects to issue approximately 5,488,087 shares of Non-Voting Common Stock and 46,413,913 shares of Voting Common Stock pursuant to the Transaction.  The Patriot Financial Group has passivity commitments in place with the FRB, which, among other things, limits its ownership of Voting Common Stock to 19.9%.  Upon conversion of the Series A Preferred Stock pursuant to the Transaction Agreement, the Patriot Financial Group’s ownership of Voting Common Stock will be less than 19.9%.

In connection with the Transaction, the Principal Investors have also agreed to proposed amendments to the Certificate of Designations for Series A Convertible Preferred Stock of Guaranty Bancorp to provide for the issuance of the Special PIK Dividend and the acceleration of the mandatory conversion of all Series A Preferred Stock into Common Stock immediately following the payment of the Special PIK Dividend (the “Charter Amendment”).

The Board of Directors of the Company approved the Transaction following the recommendation of a special committee of the Board of Directors (“Special Committee”) comprised of independent and disinterested members of the Company’s Board of Directors.  FIG Partners LLC, who served as the Special Committee’s independent financial advisor, issued a fairness opinion to the Special Committee that the terms associated with the Transaction, and its impact on the financial performance of the Company, are fair, from a financial point of view, to the common stockholders of the Company.

CUSIP No. 40075T102	13D/A	Page 14 of 16 Pages

The consummation of the Transaction is subject to various conditions contained in the Transaction Agreement, including (1) regulatory approval and (2) stockholder approval by (a) the requisite vote of the outstanding shares of the Voting Common Stock and Series A Preferred Stock (on an as-converted basis), voting as a single class, of all actions necessary to effectuate the Transaction that require approval by the Company’s stockholders under applicable law or requirements of a national securities exchange or any other matter that requires stockholder approval pursuant to the Transaction Agreement and (b) the affirmative vote of a majority of the outstanding shares of Voting Common Stock (not including the Series A Preferred Stock or any other stock of the Company held by any holder of Series A Preferred Stock or its affiliates) (collectively, the “Stockholder Approval Matters”). The Company expects to call a special meeting of the stockholders of the Company to be held in September or October 2011 to consider and vote upon the Stockholder Approval Matters and the Charter Amendment.  Each of the Principal Investors has agreed to vote or cause to be voted all of the Series A Preferred Stock and Common Stock held by it or its affiliates and entitled to vote on the Stockholder Approval Matters and the Charter Amendment in favor of the Stockholder Approval Matters and Charter Amendment.  The Company expects to consummate the Transaction immediately following the receipt of the necessary regulatory and stockholder approvals. The Company intends to solicit all other holders of Series A Preferred Stock to become a party to the Transaction Agreement, although the joinder of all other holders of Series A Preferred Stock to the Transaction Agreement is not a condition to the consummation of the Transaction.

This summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement.  A copy of the Transaction Agreement, which includes as an exhibit thereto a form of Amended and Restated Certificate of Designations for the Series A Convertible Preferred Stock, is attached as Exhibit 5 hereto and is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

1	Joint Filer Statement*
2	Investment Agreement**
3	Amendment No. 1 to Investment Agreement***
4	Amendment No. 2 to Investment Agreement****
5	Series A Convertible Preferred Stock Transaction Agreement*****
___________
* Previously filed.
** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission File No. 000-51556.)
*** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009 (Commission Filed No. 000-51556.)

CUSIP No. 40075T102	13D/A	Page 15 of 16 Pages

****    Incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Guaranty Bancorp with the SEC on February 12, 2010 (Commission File No. 000-51556.)

***** Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011 (Commission Filed No. 000-51556.)

CUSIP No. 40075T102	13D/A	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2011

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch